Exhibit 99.1

FOR IMMEDIATE RELEASE

Black Titan Corporation Announces Strategic Deployment of Cash Reserves to Accelerate Southeast Asia Growth Initiatives

Company to expand Indonesia operations, strengthen its Singapore commercial hub, and invest in sales, product, and talent development

NEW YORK, July 21, 2026 / [NEWSWIRE] / — Black Titan Corporation (NASDAQ: BTTC) (“Black Titan” or the “Company”) today announced a series of strategic growth initiatives supported by the deployment of the Company’s cash reserves, reflecting its continued commitment to expanding its footprint and commercial capabilities across Southeast Asia.

The Company confirmed it has already expanded operations into Indonesia and intends to continue investing in the region to capture growing demand for its solutions. Building on this momentum, Black Titan also plans to expand its Singapore operations through additional hiring to strengthen its regional sales and marketing organization.

In addition to geographic expansion, the Company outlined plans to:

●	Broaden its product portfolio with new offerings to better serve existing and prospective clients;
●	Invest in staff training and development programs to support service quality and operational scale; and
●	Maintain sufficient working capital to fund these initiatives while preserving balance sheet flexibility.

“We are deploying our cash reserves with discipline and purpose, directing capital toward the markets and capabilities that will drive our next phase of growth,” said Brynner Chiam, Interim Co-CEO of Black Titan Corporation. “Indonesia has already demonstrated the demand for our solutions in the region, and establishing a stronger commercial presence in Singapore, alongside continued investment in our people and product suite, positions us to serve our clients more effectively while building long-term value for our shareholders. We remain committed to managing our working capital prudently as we execute on this strategy.”

About Black Titan Corporation

Black Titan Corporation (NASDAQ: BTTC), through its subsidiary TalenTec Sdn Bhd, is a provider of human capital management (“HCM”) and enterprise resource planning (“ËRP”) solutions across Southeast Asia, distributing and supporting enterprise HCM and ERP and financial software platforms alongside related consulting, implementation, training, and continuing support services. The Company serves clients across financial institutions, manufacturing, utilities, higher education, and other sectors, and is expanding its regional presence to support growing demand for HCM and ERP solutions.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the Company’s plans to expand into Indonesia, hire in Singapore, strengthen its sales and marketing team, introduce new products, invest in staff training, and maintain working capital. Forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially, including but not limited to market conditions, execution risk, capital allocation decisions, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update these statements except as required by law.

Investor & Media Contact

Brynner Chiam

Chief Executive Officer

contact-us@blacktitancorp.com